UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-15103

INVACARE CORPORATION
(Exact name of registrant as specified in its charter)

One Invacare Way, P.O. Box 4028
Elyria, Ohio 44036
(440) 329-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rights to Purchase Preferred Shares, without par value (1)
(Titles of each class of securities covered by this Form)

Common Shares, without par value
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[X]

Approximate number of holders of record as of the certification or notice date: None

(1)
The Rights to Purchase Preferred Shares (the “Rights”) expired on July 8, 2015 pursuant to the terms of the Rights Agreement (the “Rights Agreement”), dated as of July 8, 2005 and amended as of October 28, 2009, between Invacare Corporation (the “Company”) and Wells Fargo Bank, N.A., successor to National City Bank, as Rights Agent. The Company initially filed a Form 8-A to register the Rights on July 8, 2005.

Pursuant to the requirements of the Securities Exchange Act of 1934, Invacare Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

INVACARE CORPORATION

Date: July 15, 2015	By:	/s/ Anthony C. LaPlaca
Anthony C. LaPlaca
Senior Vice President, General Counsel and Secretary